Exhibit 99.1

FDA Grants OKYO Pharma Fast Track Designation to Urcosimod for Neuropathic Corneal Pain

London and New York, NY, May 1, 2025. OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing urcosimod (formerly called OK-101) to treat NCP, an ocular condition associated with chronic and often severe pain but without an FDA-approved therapy, announces that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation to urcosimod for the treatment of neuropathic corneal pain (NCP).

Fast Track designation by the FDA is granted to facilitate the development and expedite the review of therapies that aim to treat serious conditions and fulfill unmet medical needs. This designation is intended to accelerate the availability of new treatments to patients, providing earlier access to potentially beneficial therapies. The Fast Track designation provides several key benefits, including more frequent meetings with the FDA to discuss the drug’s development plan, eligibility for Accelerated Approval and Priority Review if relevant criteria are met, and a potential Rolling Review of the New Drug Application (NDA).

Neuropathic corneal pain is a debilitating condition characterized by persistent, severe eye pain caused by nerve damage, impacting a significant number of patients worldwide. OKYO Pharma’s urcosimod aims to address this urgent medical need with its innovative approach.

Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO Pharma, expressed his enthusiasm about the FDA’s decision: “We are thrilled with the FDA’s Fast Track designation for urcosimod in the treatment of neuropathic corneal pain. This milestone underscores our commitment to advancing innovative therapies that can make a meaningful difference in patients’ lives. We look forward to working closely with the FDA to bring this promising treatment to patients as quickly as possible.”

OKYO Pharma remains dedicated to advancing urcosimod through clinical development and regulatory review, with a focus on addressing the significant unmet medical need in neuropathic corneal pain treatment.

About NCP

Neuropathic corneal pain is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of neuropathic corneal pain is unknown but is thought to result from nerve damage to the cornea combined with inflammation. Neuropathic corneal pain, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About the Urcosimod Phase 2 Trial in NCP Patients

The Phase 2 study was designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients, with disease confirmed via confocal microscopy.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and was also being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. In addition to the completed Phase 2 trial of urcosimod to treat dry eye disease patients, OKYO is also currently evaluating urcosimod to treat neuropathic corneal pain patients.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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